Exhibit 99.3

CERTIFICATE OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

I, Donald J. Walker, Chief Executive Officer of Magna International Inc. (the “Company”), certify that:

1.                                    the Annual Report on Form 40-F/A of the Company dated the 8th day of September, 2016 for the fiscal year ending December 31, 2015 (the “Report”) fully complies with the requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934; and

2.                                    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated as of the 8th day of September, 2016.

/s/ “Donald Walker”
Donald J. Walker
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.